UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

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Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

February 26, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER EXTENDS HIGH GRADE SILVER-GOLD TO 600 METRE DEPTH

AT GUANAJUATO WITH DRILL INTERSECTION OF 5,773g/t AG AND 15.45g/t AU

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that further deep diamond drilling results from core drill-holes EUG07-002 to 007 at the Company's wholly-owned Guanajuato Mine in Guanajuato, Mexico has confirmed the extension of high grade gold and silver mineralization to a depth of approximately 600 metres. This is 170 metres below the current lowest workings and highlights the potential for a major continuation of this world class orebody. Given the historical production of approximately one billion ounces of silver from the upper 400 metres of this deposit, the possibility of extending it by at least another 50% has major implications.

The six holes reported herein, plus the first hole reported in November 2007, were all drilled from the same underground drill site on the 345 level. They tested the down dip continuity, as well as the northwestern limit of the steeply southeast plunging Cata Clavo high grade ore shoot. Seven sub parallel zones of economic grade have been intersected in the drilling, and are named the Hanging Wall 1 (HW 1), Contact, Madre 1 through 4, and Footwall 1 (FW 1). The hanging wall rocks are intrusive diorite in contact with footwall argillites. The contact zone is located close to the diorite-argillite contact while the Madre 1-4 and FW-1 zones are within the argillite. All zones contain pyrite and argentite (silver sulphide), and are hosted within a package of intense silicification, brecciation, and quartz vein flooding up to 60 metres in thickness. The zones vary in thickness and grade from hole to hole but most are present in every hole.

The shallowest holes (EUG07-004 and 005) intersected the mineralized zones immediately under the 417 level, while EUG07-001, 006 and 007 tested the zones 60-70 metres down dip of the 417 level, and EUG07-002 tested the zones 200 metres down dip (~600 level). Hole EU07-003 was stopped prior to reaching the mineralized zones due to a temporary change in priorities but will be completed at a later date. The 417 level was the deepest level of previous mine workings, while current mining on the 430 level is the deepest exploitation in this part of the Guanajuato Mine Complex.

Hole EUG07-004 intersected 683g/t silver and 3.12g/t gold over 1.96 metres in the Contact zone, 1,033g/t silver and 2.88g/t gold over 1.47 metres in the Madre 1 zone and 329g/t silver and 0.92g/t gold over 8.38 metres in a composite of the Madre 2, 3, and 4 zones. At the same elevation, but further northwest, EUG07-005 intersected 1,810g/t silver and 20.6g/t gold over 0.26 metres in the Contact zone, and 203g/t silver and 0.82g/t gold over 5.05 metres in the Madre 2 zone.

The intermediate depth holes include EUG07-001 which was previously reported (November 29, 2007) as containing an Upper Zone (now interpreted as the Contact Zone) of 279 g/t silver and 1.01 g/t gold over 3.63 metres, including a core of 0.55 metres assaying 1,250 g/t silver and 4.47 g/t gold, and a Lower (Madre 2) Zone that returned 609 g/t silver and 1.91 g/t gold over 3.24 metres, including 1.25 metres of 1,010 g/t silver and 2.97 g/t gold. EUG07-001 was drilled to test an area below the 417 level in the Cata Clavo, with the upper zone being 40 metres, and the lower zone 65 metres vertically below the 417 level, respectively. EUG07-007 was drilled to the northwest and intersected 1.56 metres grading 324g/t silver and 1.2g/t gold in the Madre 1 zone and 1.74 metres grading 165g/t silver and 0.5g/t gold in the Madre 2 zone. EUG07-006 drilled farther to the northwest intersected the various zones but with low grades, and likely reflects the northwest limits of the Cata Clavo ore shoot. Drilling is continuing to the southeast.

The deepest hole in this series is EUG07-002, which intersected all seven zones near the interpreted northwestern edge of the Cata Clavo oreshoot, and was highlighted by a one metre intersection grading 5,773g/t silver and 15.45g/t gold in the HW 1 zone. This intersection lies at an approximate depth of 600 metres, 170 metres vertically below the current mine workings and 240 metres down-dip. This opens up a very large area at depth for resource development and exploitation.

The validation of the widely spaced and poorly sampled historical drill holes is important in that 1) those holes indicated a strike length of approximately 300 metres for the Cata mineralization, 2) similar results were obtained below the Rayas and Valenciana Mine and 3) most of the 4.2 kilometre strike length of the Great Panther property has not been explored to depth.

Highlights of drill hole intersections:

Hole #	From (m)	To (m)	Width (m)	True Width (m)	Silver g/t	Gold g/t	Zone
EUG07-001*	132.83	136.46	3.63	3.29	279	1.01	Contact
including*	135.15	135.70	0.55	0.50	1,250	4.47
	156.16	159.40	3.24	2.94	609	1.91	Madre 2
including*	158.15	159.40	1.25	1.13	1,010	2.97

EUG07-002	190.77	191.77	1.00	0.57	5,773	15.45	HW 1

EUG07-003	incomplete

EUG07-004	106.86	108.82	1.96	1.96	683	3.12	Contact
	121.96	122.66	0.70	0.70	1,168	5.12	Madre 1
	135.28	143.66	8.38	8.38	329	0.92	Composite
including	135.28	136.75	1.47	1.47	1,033	2.88	Madre 2
and	138.46	140.17	1.71	1.71	179	0.51	Madre 3
and	142.46	143.66	1.20	1.20	622	1.52	Madre 4

EUG07-005	102.32	102.58	0.26	0.24	145	0.37	HW 1
	109.00	109.26	0.26	0.24	1,810	20.60	Contact
	117.75	118.23	0.48	0.45	485	1.93	Madre 1
	126.03	131.10	5.07	4.77	203	0.82	Madre 2
including	126.03	127.75	1.72	1.62	324	1.16	Madre 2

EUG07-006	188.78	189.13	0.35	0.27	421	0.18	FW 1

EUG07-007	105.72	105.92	0.20	0.17	210	1.17	HW 1
EUG07-007	141.24	142.80	1.56	1.36	324	1.20	Madre 1
EUG07-007	148.76	150.50	1.74	1.51	165	0.50	Madre 2
EUG07-007	191.01	191.60	0.59	0.51	134	0.46	FW 1

*previously reported.

A longitudinal section and cross sections of the drill holes can be viewed on the Company’s website at www.greatpanther.com. Drilling is continuing from the second of six underground sites located 50 metres along strike to the southeast of the first site. Following the deep drilling at Cata, Great Panther will continue to test the area to the southeast, towards and below the Rayas shaft and under the historically high grade Rayas Clavo, which contained strong gold-silver mineralization down to the 450 metre level in previous workings.

This ongoing program, now budgeted at 16,000 metres in 68 holes, will ultimately test an area between the 400 and 650 metre levels (dip length of 350 metres) along a strike length of 1,000 metres. Results will be released on a regular basis. Mining development on the 430 metre level of the Cata Clavo is continuing and the ramp will be extended to lower levels of the Cata Mine area.

Samples were assayed by SGS at the Company’s Guanajuato Mine site laboratory and diamond drilling was contracted to Canrock Drilling, of San Luis de Potosi. Robert F. Brown, P. Eng and Vice President of Exploration for the Company, is the Qualified Person for the Guanajuato Mine Project, under the meaning of NI43-101, and has reviewed these results. The Company’s QA/QC program includes the regular insertion of blanks, duplicates and standards into the sample shipments, plus ISO certified laboratory checks.

Great Panther owns a 100% interest in the Guanajuato Mine Complex. Historically, the Guanajuato Mine was one of the largest silver producers in Mexico and encompasses the core of the Guanajuato District, which has produced 1.2 billion ounces of silver and 4.5 million ounces gold.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cgoldse the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: February 28, 2008